February 19, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (206) 467-3795

Mr. Rick R. Holley
President and Chief Executive Officer
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 4300
Seattle, Washington 98104-4096

> **Re:** **Plum Creek Timber Company, Inc.**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 1-10239**

Dear Mr. Holley:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor